FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Release filed by the Registrant with the Israeli Securities Authority on March 24, 2016

Tel Aviv, March 24 2016 –Elron Electronic Industries Ltd. (TASE: ELRN)  ("Elron") announces, further to Elron's immediate report on February 26, 2016 and Elron's annual report on Form 20F for 2015 published on March 14, 2016 , regarding the diagnostic trial being conducted by Pocared Diagnostics Ltd ("Pocared"), the purpose of which is to examine the efficacy of the first application of the system being developed by Pocared - urinary tract infection diagnosis,  as follows:

As conveyed by Pocared to Elron, the examination of the trial results conducted by Pocared revealed that there was a malfunction in some of the calibration components of its systems, which led to the incorrect results.

The source of the malfunction was identified and its substance was examined, inter alia, by running raw data collected in the trial on a system with properly calibrated components and the results thereof met Pocared's expectations.

Pocared has taken steps to prevent the recurrence of the malfunction and is examining conducting a new trial, the aim of which is to demonstrate the efficiency and performance of the system   for the purposes of submission to the Food and Drug Administration (FDA), similar to the aims of the current trial which was stopped.

Pocared is expected to conduct the new trial during 2017.

Pocared is held approximately 58% by Elron.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, obtaining the required financing for Pocared, inability to realize technologies, modifications in technologies, discovery of malfunctions in Pocared's systems delays or malfunctions in development or manufacturing, modifications in the business plan, goals and/or strategy, or if any risk associated with the course of the trial occurs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 24, 2016